Exhibit 99.54

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Unaudited)

(Expressed in millions of U.S. dollars)

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION		2
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME		3
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY		4
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS		5
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS		6
1.	CORPORATION INFORMATION	6
2.	BASIS OF PREPARATION	6
3.	MATERIAL ACCOUNTING POLICY INFORMATION	7
4.	ACQUISITION OF REYNA SILVER CORP.	7
5.	ACQUISITION OF PRIME MINING CORP.	8
6.	INVENTORY	9
7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS	9
8.	PROPERTY, PLANT AND EQUIPMENT	9
9.	DEBT	10
10.	LEASE-RELATED OBLIGATIONS	11
11.	SHARE CAPITAL	12
12.	METAL SALES	13
13.	SHARE-BASED PAYMENTS	13
14.	DERIVATIVE CONTRACTS	16
15.	EARNINGS PER SHARE	19
16.	SUPPLEMENTAL CASH FLOW INFORMATION	20
17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	20
18.	SEGMENTED INFORMATION	20
19.	COMMITMENTS	23

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Millions of U.S. dollars	Note	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents		$130.0	$119.5
Derivative contracts	14	10.9	0.3
Value-added tax receivables		55.9	62.2
Trade receivables	12	51.5	72.8
Inventory	6	182.5	190.5
Prepaid expenses and other current assets	7	26.2	25.9

		457.0	471.2
Non-current assets:
Derivative contracts	14	0.1	—
Value-added tax receivables		3.3	3.1
Other non-current assets	10	4.2	17.0
Deferred income tax assets		210.4	214.7
Property, plant and equipment	8	2,330.8	2,319.4

Total assets		$3,005.8	$3,025.4

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		$190.1	$190.6
Income taxes payable		118.8	171.0
Lease-related obligations	10	24.0	36.5
Derivative contracts	14	0.1	8.5

		333.0	406.6
Non-current liabilities:
Derivative contracts	14	0.7	—
Other non-current liabilities	13	2.9	19.6
Debt	9	—	27.6
Lease-related obligations	10	77.1	69.1
Decommissioning liabilities		72.3	73.2
Deferred income tax liabilities		0.9	2.7

Total liabilities		$486.9	$598.8

Shareholders’ equity:
Share capital	11	$1,434.9	$1,455.4
Contributed surplus		25.5	28.0
Other reserves		(56.6)	(56.6)
Retained earnings	11	1,115.1	999.8

Total shareholders’ equity		$2,518.9	$2,426.6

Total liabilities and shareholders’ equity		$3,005.8	$3,025.4

Commitments (Note 19)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(unaudited)

Millions of U.S. dollars, except per share amounts	Note	Three Months Ended
		March 31, 2026	March 31, 2025
Revenue
Metal sales	12, 18	$539.3	$170.0
Cost of sales
Production costs		151.3	56.2
Royalties		19.0	6.0
Depreciation and amortization		56.4	31.9

Earnings from mine operations		$312.6	$75.9
General and administrative expenses	13	11.5	16.4
Exploration and evaluation expenses		8.6	5.4

		$20.1	$21.8

Derivative gain, net	14	(7.2)	(2.8)
Finance costs and other, net		2.7	2.6
Foreign exchange (gain) loss		(1.9)	0.8

		$(6.4)	$0.6

Income before income taxes		$298.9	$53.5
Current income tax expense		88.7	6.0
Deferred income tax expense		2.7	8.5

Net income and comprehensive income		$207.5	$39.0

Earnings per share
Basic	15	$2.18	$0.45
Diluted	15	$2.16	$0.45

Weighted average number of common shares outstanding
Basic	15	95,313,769	86,125,855
Diluted	15	95,970,052	87,326,899

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(unaudited)

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2025	85,991,823	$1,033.3	$24.2	$(56.6)	$630.0	$1,630.9
Exercise of stock options	13,126	0.1	(0.1)	—	—	—
Redemption of restricted share units	2,333	0.1	—	—	—	0.1
Redemption of EPSUs and ERSUs	198,162	4.0	—	—	—	4.0
Net income	—	—	—	—	39.0	39.0

Balance, March 31, 2025	86,205,444	$1,037.5	$24.1	$(56.6)	$669.0	$1,674.0

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2026	95,676,209	$1,455.4	$28.0	$(56.6)	$999.8	$2,426.6
Redemption of restricted share units (Note 13)	1,931	0.1	—	—	—	0.1
Redemption of EPSUs and ERSUs (Note 13)	75,032	4.0	—	—	—	4.0
Exercise of stock options assumed pursuant to the Prime Mining Corp. (“Prime Mining”) acquisition (Notes 11 and 13)	138,036	6.4	(2.5)	—	—	3.9
Share repurchases, net of tax (Note 11)	(2,141,801)	(31.0)	—	—	(81.8)	(112.8)
Dividends paid (Note 11)	—	—	—	—	(10.4)	(10.4)
Net income	—	—	—	—	207.5	207.5

Balance, March 31, 2026	93,749,407	$1,434.9	$25.5	$(56.6)	$1,115.1	$2,518.9

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

Millions of U.S. dollars	Note	Three Months Ended
		March 31, 2026	March 31, 2025
Operating activities:
Net income		$207.5	$39.0
Adjustments for:
Share-based compensation expense	13	2.3	2.3
Cash settlement of share-based compensation		(30.3)	(7.8)
Loss on remeasurement of share-based payments	13	1.2	7.6
Depreciation and amortization		56.5	32.0
Derivative contracts	14	(18.5)	(7.1)
Unrealized foreign exchange gain		(0.8)	(0.7)
Finance costs and other, net		2.7	2.6
Interest received		3.0	1.5
Income tax expense		91.4	14.5
Tax credit applicable to production costs		(0.1)	—
Income taxes paid		(140.7)	(101.6)

Net cash generated from (used in) operating activities before changes in non-cash operating working capital		$174.2	$(17.7)
Changes in non-cash operating working capital	16	35.6	7.8

Net cash generated from (used in) operating activities		$209.8	$(9.9)

Investing activities:
Additions to property, plant and equipment		(48.6)	(123.5)
Borrowing costs capitalized to property, plant and equipment		—	(0.7)
Value-added tax receivables, net		5.6	7.6

Net cash used in investing activities		$(43.0)	$(116.6)

Financing activities:
Share repurchases	11	(110.8)	—
Dividends paid	11	(10.4)	—
Proceeds from the exercise of stock options and warrants assumed pursuant to the Prime Mining acquisition		3.9	—
Repayment on Debt Facility	9	(30.0)	(25.0)
Proceeds from Debt Facility	9	—	155.0
Lease payments		(5.4)	(3.4)
Other borrowing costs paid		(4.1)	(3.4)

Net cash (used in) generated from financing activities		$(156.8)	$123.2

Effect of foreign exchange rate changes on cash and cash equivalents		$0.5	$(0.4)

Net increase (decrease) in cash and cash equivalents		$10.5	$(3.7)
Cash and cash equivalents, beginning of period		$119.5	$110.2

Cash and cash equivalents, end of period		$130.0	$106.5

Supplemental Cash Flow Information (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 1. CORPORATION INFORMATION

Torex Gold Resources Inc. (the “Company” or “Torex”) is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa (Note 5), and a portfolio of early-stage exploration properties (Note 4), including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA, as well as an option to acquire the Gryphon project in Nevada, USA.

The Company is a corporation governed by the Business Corporations Act (Ontario). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol TXG. Its registered address is 130 King Street West, Suite 740, Toronto, Ontario, Canada, M5X 2A2.

These unaudited condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) of the Company for the three months ended March 31, 2026 include the accounts of the Company and its subsidiaries.

NOTE 2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements do not include all of the disclosures required by IFRS Accounting Standards as issued by the IASB for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 5, 2026.

Basis of Consolidation

These consolidated financial statements comprise the financial statements of Torex and the accounts of the Company’s wholly owned subsidiaries. All intragroup assets, liabilities, equity, revenue, expenses, and cash flows relating to transactions between entities of the group have been eliminated.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date of disposition or until control ceases.

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Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 3. MATERIAL ACCOUNTING POLICY INFORMATION

Accounting Policies

The accounting policies applied in these consolidated financial statements are the same as those applied in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Significant Judgments, Estimates and Assumptions

The significant judgments, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2025.

Accounting Pronouncements

Recent Accounting Pronouncements Issued but not yet Effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

NOTE 4. ACQUISITION OF REYNA SILVER CORP.

On June 22, 2025, the Company entered into a definitive agreement with Reyna Silver Corp. (“Reyna Silver”) to acquire all of Reyna Silver’s issued and outstanding common shares (“Reyna Silver Shares”) (other than Reyna Silver Shares already held by Torex). Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and subsequent to Reyna Silver shareholder approval, the Company completed the acquisition of all of the issued and outstanding Reyna Silver Shares not already held by Torex (the “Reyna Silver Transaction”) on August 20, 2025, based on a price of C$0.13 per Reyna Silver Share, and all the Reyna Silver restricted share units, warrants and options outstanding immediately before closing were settled in cash and formed part of the consideration paid.

In connection with the Reyna Silver Transaction, on June 27, 2025, the Company purchased 11,578,947 units (“Units”) in Reyna Silver in a non-brokered private placement. Each Unit consisted of one Reyna Silver Share and one common share purchase warrant at an exercise price of C$0.13 per unit. The fair value of the Units on the acquisition closing date was $1.1 and formed part of the consideration paid. The Company also incurred change of control payments totalling $0.6.

As a result of the Reyna Silver Transaction, the Company acquired early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

Management determined that the acquisition of Reyna Silver did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations (“IFRS 3”). Accordingly, the Company has accounted for the transaction as an asset acquisition. The consideration paid, along with certain transaction costs incurred in connection with the acquisition of Reyna Silver, were allocated first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities acquired based on their relative fair values as follows:

Consideration Paid
Cash consideration paid, including transaction costs	$26.3
Fair value of previously held equity interest in Reyna Silver	1.1

Total consideration paid	$27.4

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Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Fair Value of Identifiable Assets and Liabilities Acquired
Cash and cash equivalents	$0.2
Value-added tax receivables	0.7
Prepaid expenses and other current assets	0.1
Property, plant and equipment	27.3
Accounts payable and accrued liabilities	(0.9)

Net assets acquired	$27.4

NOTE 5. ACQUISITION OF PRIME MINING CORP.

On July 28, 2025, the Company announced that it had entered into a definitive agreement (the “Prime Mining Arrangement Agreement”) with Prime Mining to acquire all of the issued and outstanding Prime Mining common shares (the “Prime Mining Shares”). Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Prime Mining Transaction”), the Company completed the acquisition of all of the issued and outstanding Prime Mining Shares on October 22, 2025, in which Prime Mining shareholders received 0.060 of a common share of Torex (each whole share, a “Torex Share”) for each Prime Mining Share held (the “Exchange Ratio”). The Exchange Ratio represents a price of C$2.57 per Prime Mining Share based on the closing price of the Torex Shares on the TSX on July 25, 2025. As a result of the transaction, Torex issued approximately 10.2 million Torex Shares and settled certain related tax obligations, which imply an equity value for Prime Mining of $426.5 (C$598.0 million), based on Torex’s share price at the time of closing. In addition, the adjustment of the stock options and warrants assumed pursuant to the Prime Mining acquisition by Torex (Notes 11 and 13) had an implied equity value of $5.6 (C$7.8 million) at the date of the transaction. The Company also incurred transaction costs totalling $3.9.

As a result of the Prime Mining Transaction, Torex acquired a 100% interest in Prime Mining’s Los Reyes gold-silver project in Sinaloa, Mexico.

The acquisition resulted in adjustments to the stock options and warrants assumed pursuant to the Prime Mining acquisition. An option holder or warrant holder is entitled to receive 0.060 Torex Share for each Prime Mining common share that was issuable upon the exercise of such stock options or warrants assumed pursuant to the Prime Mining acquisition (rounded down to the nearest whole number).

Management determined that the acquisition of Prime Mining did not meet the definition of a business combination in accordance with IFRS 3. Accordingly, the Company has accounted for the transaction as an asset acquisition. The consideration paid, along with certain transaction costs incurred in connection with the acquisition of Prime Mining, were allocated first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities acquired based on their relative fair values as follows:

Consideration Paid
Fair value of 10,169,618 Torex Shares issued	$423.3
358,643 stock options and 14,301 warrants assumed pursuant to the Prime Mining acquisition	5.6
Cash consideration paid, including the settlement of certain related tax obligations and transaction costs	7.3

Total consideration paid	$436.2

8

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Fair Value of Identifiable Assets and Liabilities Acquired
Cash and cash equivalents	$13.6
Value-added tax receivables — current	1.4
Prepaid expenses and other current assets	3.7
Value-added tax receivables — non-current	2.7
Property, plant and equipment	418.2
Accounts payable and accrued liabilities	(3.4)

Net assets acquired	$436.2

NOTE 6. INVENTORY

	March 31, 2026	December 31, 2025
Stockpiled ore	$84.2	$82.5
In-circuit	8.0	9.9
Finished goods	11.9	21.9
Materials and supplies	78.4	76.2

	$182.5	$190.5

The amount of depreciation included in inventory as at March 31, 2026 was $53.5 (December 31, 2025 - $59.0). As at March 31, 2026, materials and supplies are shown net of a provision of $4.8 (December 31, 2025 - $7.3). The Company has a secured debt facility (the “Debt Facility”) (Note 9) that is secured by all the material assets, including inventory, of the Company and its material subsidiaries.

NOTE 7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	March 31, 2026	December 31, 2025
Prepayments	$23.7	$23.1
Other current assets	2.5	2.8

	$26.2	$25.9

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

	Mexico				USA	Canada	Total
	Mineral Property	Property & Equipment	Construction in Progress	Exploration & Evaluation	Exploration & Evaluation	Property & Equipment
Net book value as at December 31, 2025	$178.8	$1,617.8	$67.6	$437.2	$17.3	$0.7	$2,319.4
Additions	—	35.7	25.9	2.0	0.4	—	64.0
Closure and rehabilitation	—	(1.7)	—	—	—	—	(1.7)
Depreciation	(4.4)	(46.0)	—	(0.5)	—	—	(50.9)

Net book value as at March 31, 2026	$174.4	$1,605.8	$93.5	$438.7	$17.7	$0.7	$2,330.8

9

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

For the three months ended March 31, 2026, property, plant and equipment additions included $nil of capitalized borrowing costs (year ended December 31, 2025 - $1.8). As at March 31, 2026, property, plant and equipment included, net of accumulated depreciation, $15.3 of capitalized borrowing costs (December 31, 2025 - $15.7) and $35.2 related to the decommissioning liabilities for the Morelos Complex (December 31, 2025 - $38.1). Included within property and equipment, net of accumulated depreciation, are right-of-use assets (Note 10) of $17.4 as at March 31, 2026 for leases of light vehicles, plant equipment, office space and a solar plant (December 31, 2025 - $18.7). In addition, included within property and equipment, net of accumulated depreciation, are IFRS 9, Financial Instruments (“IFRS 9”) lease assets (Note 10) of $80.2 as at March 31, 2026 for leases of primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations (December 31, 2025 - $69.1).

Effective May 1, 2025, Media Luna entered the production stage. As a result, during the year ended December 31, 2025, the Company transferred the following amounts from construction in progress: $11.1 to inventory, $138.3 to mineral property and $1,186.6 to property and equipment.

Exploration and Evaluation Assets

On October 22, 2025, as a result of the Prime Mining Transaction (Note 5), the Company acquired the Los Reyes gold-silver project in Sinaloa, Mexico.

On August 20, 2025, as a result of the Reyna Silver Transaction (Note 4), the Company acquired a portfolio of early-stage exploration properties, including the 100% owned Batopilas and Guigui projects in Chihuahua, Mexico, and the options to earn a 100% interest in the Gryphon project and a 100% interest in the Medicine Springs project, both located in Nevada, USA.

In January 2026, the Company paid $0.3 to the optionors, and exercised its option to acquire a 100% interest in the Medicine Springs project.

NOTE 9. DEBT

	March 31, 2026	December 31, 2025
Debt:
Debt Facility	$—	$27.6

Non-current portion of debt, net of deferred finance charges	$—	$27.6

Debt Facility

The Company and its subsidiary, Minera Media Luna, S.A. de C.V. (as co-borrowers) have a Debt Facility with capacity of $350.0 with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada. The Debt Facility includes an accordion feature for an additional $200.0 in available capacity at the discretion of the lenders.

As at March 31, 2026, the Debt Facility was fully undrawn and the Company had utilized $13.1 for letters of credit, reducing the available credit of the Debt Facility to $336.9 (December 31, 2025 - $30.0 drawn, $13.2 and $306.8, respectively). During the three months ended March 31, 2026, the Company fully repaid the outstanding $30.0 net on the Debt Facility (three months ended March 31, 2025 - drew $130.0).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various sustainability performance targets including those in safety, climate change, and alignment with the World Gold Council’s Responsible Gold Mining Principles.

10

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The $350.0 Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.25% based on a leverage ratio less than 1.0 times, 2.50% at a ratio less than 2.0 times, 2.75% at a ratio less than 2.5 times, and 3.25% at a ratio equal to or greater than 2.5 times. As at March 31, 2026, the applicable margin would be 2.25% (December 31, 2025 - 2.25%).

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As at March 31, 2026, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

NOTE 10. LEASE-RELATED OBLIGATIONS

The Company leases several assets, including light vehicles, plant equipment, mining equipment (including the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations), office space, and a solar plant.

For the three months ended March 31, 2026, the total cash outflows for leases including principal and interest amounted to $7.6 (three months ended March 31, 2025 - $4.9).

The following table shows the lease-related obligations as at March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Lease obligations	$98.7	$88.9
Lease-related promissory notes	2.4	16.7

	$101.1	$105.6
Less: Current portion of lease-related obligations	24.0	36.5

Non-current portion of lease-related obligations	$77.1	$69.1

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment, and personnel transport equipment for operations at Media Luna totalling $99.3. Subsequently, the purchases were assigned to financiers who will own the equipment once delivered by the suppliers. In connection with the arrangements, the Company and the financiers executed master leasing agreements, which required the financiers to provide advance payments to the suppliers ahead of equipment being delivered. In the event of non-compliance with the purchase agreements by the suppliers, the Company is obligated to provide payment to the financiers for the advance payments paid to date. In connection with advanced payments made by the financiers ahead of equipment being delivered by the suppliers, the Company executed interest-bearing promissory notes, of which $2.4 remains outstanding as at March 31, 2026 (December 31, 2025 - $16.7). The promissory notes act as surety for the financiers. The promissory notes are accounted for as financial liabilities in accordance with IFRS 9. As at March 31, 2026, a corresponding $2.4 asset

11

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

has been recorded in other non-current assets in the Condensed Consolidated Interim Statements of Financial Position (December 31, 2025 - $16.7).

As at March 31, 2026, lease obligations include $80.4 of leases for certain pieces of the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations that had been delivered and for which the leases had commenced (December 31, 2025 - $69.4). As the Company is deemed to have control of the equipment prior to delivery, and subsequently, upon entering into the lease agreement, and control of the equipment is retained by the Company, the assignment of the purchases to the financiers did not qualify as a sale in accordance with IFRS 15, Revenue from Contracts with Customers; therefore, IFRS 16, Leases, sale-leaseback accounting was not applied. Rather, the lease obligations are accounted for as financial liabilities in accordance with IFRS 9. Upon commencement of the leases, the Company recognized a corresponding asset in property, plant and equipment in the Condensed Consolidated Interim Statements of Financial Position (Note 8).

NOTE 11. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued

During the three months ended March 31, 2026, 76,963 Torex Shares were issued to settle vested awards under the Company’s share-based compensation plans, 138,036 shares upon the exercise of stock options assumed pursuant to the Prime Mining acquisition (Note 5) and nil shares upon the exercise of warrants assumed pursuant to the Prime Mining acquisition (Note 5) (year ended December 31, 2025 - 263,582 to settle vested awards under the Company’s share-based compensation plans, 73,995, and 2,960, respectively).

Normal Course Issuer Bid (“NCIB”)

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence an NCIB. Under the NCIB, the Company was authorized to purchase up to 7,116,777 Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. On November 19, 2025, the Company received approval from the TSX of its notice of intention to renew its NCIB and is authorized to purchase up to 8,133,430 of Torex Shares, representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026.

During the three months ended March 31, 2026, the Company repurchased 2,141,801 Torex Shares for $110.8 (C$151.4 million) at an average price per share of $51.73 (C$70.69) (year ended December 31, 2025 - the Company repurchased 825,769 Torex Shares for $33.9 (C$47.1 million) at an average price per share of $40.96 (C$57.00)). The book value of the cancelled shares was $31.0, net of taxes of $0.1, and was recognized as a reduction to share capital and $81.8, including taxes of $2.2, as a reduction to retained earnings in the Condensed Consolidated Interim Statements of Financial Position (year ended December 31, 2025 - $11.1, net of taxes of $0.1 and $23.4, including taxes of $0.7, respectively).

Dividends

During the three months ended March 31, 2026, the Company paid dividends of $10.4, which are included in net cash used in financing activities in the Condensed Consolidated Interim Statements of Cash Flows (year ended December 31, 2025 - $10.2).

12

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 12. METAL SALES

Disaggregated Revenue Information

The disaggregated revenue information in respect of the three months ended March 31, 2026 and 2025 is as follows:

	Three Months Ended
	March 31, 2026	March 31, 2025
Gold	$410.7	$167.7
Silver	51.6	1.1
Copper	98.6	1.2
Treatment, refining and other cost deductions	2.4	—
Provisional price adjustments	(24.0)	—

	$539.3	$170.0

As at March 31, 2026, the Company had copper concentrate sales awaiting final pricing as follows:

		Sales Awaiting Final Pricing (Units as at)		Average Price ($/Unit) Three Months Ended[1]
Metal in Copper Concentrate	Unit	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Gold	Ounces	83,516	83,904	$4,657.53	$4,150.55
Silver	Ounces	835,223	620,026	76.54	67.66
Copper	Pounds	23,998,562	17,784,772	5.68	5.33

1.

Average prices represent the price per unit on copper concentrate sales awaiting final pricing at the reporting date and excludes quotational period hedges (“QP Hedges”) (Note 14) and treatment, refining and other cost deductions.

The aggregate fair value of provisionally priced copper concentrate within trade receivables as at March 31, 2026 was $26.5 (December 31, 2025 - $71.7).

NOTE 13. SHARE-BASED PAYMENTS

The Company has the following share-based compensation plans: the Restricted Share Unit Plan (the “RSU Plan”), the Deferred Share Unit Plan (the “DSU Plan”), the Employee Share Unit Plan (the “ESU Plan”) and the stock option and omnibus equity incentive plans assumed pursuant to the acquisition of Prime Mining (collectively, the “Legacy SO Plan”). The Company had a Stock Option Plan (the “Torex SO Plan”), which was terminated as all previously outstanding Options were exercised or expired in March 2025.

The ESU Plan allows for the issuance of Employee Restricted Share Units (“ERSUs”) and Employee Performance Share Units (“EPSUs”) to employees of the Company.

In May 2025, the Company introduced a new DSU Plan to provide non-executive directors with the ability to elect to receive Deferred Share Units (“DSUs”) in lieu of a cash retainer.

13

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following is a summary of the share-based compensation expense recognized during the three months ended March 31, 2026 and 2025:

	Three Months Ended
	March 31, 2026	March 31, 2025
Restricted Share Units	$0.7	$0.7
DSUs	—	—
ERSUs	0.5	0.6
EPSUs	1.1	1.0

	$2.3	$2.3
Loss on remeasurement	1.2	7.6

Share-based compensation expense	$3.5	$9.9

Restricted Share Unit (“RSU”), DSU and ESU Plans

The following is a summary of the number and fair value of RSUs outstanding under the RSU Plan, DSUs outstanding under the DSU Plan, and ERSUs and EPSUs outstanding under the ESU Plan as at March 31, 2026 and December 31, 2025:

	Number Outstanding[1]		Fair Value
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
RSUs	136,957	126,964	$6.3	$6.1
DSUs	3,594	2,689	0.2	0.1
ERSUs	181,293	421,451	4.0	16.6
EPSUs	519,219	737,089	13.0	31.8

	841,063	1,288,193	$23.5	$54.6

1.	Outstanding units are inclusive of dividend equivalent units (“DEUs”) credited to awards upon the payment of dividends.

The current portion of the fair value of the RSUs, DSUs, ERSUs, and EPSUs was recorded in accounts payable and accrued liabilities and the non-current portion in other non-current liabilities in the Condensed Consolidated Interim Statements of Financial Position.

Restricted Share Units

During the three months ended March 31, 2026, 11,586 RSUs were granted; 338 DEUs were issued; and 1,931 RSUs were redeemed.

As at March 31, 2026, 136,957 RSUs were redeemable (December 31, 2025 - 126,964).

Deferred Share Units

During the three months ended March 31, 2026, 899 DSUs were granted; 6 DEUs were issued; and nil DSUs were redeemed.

As at March 31, 2026, 3,594 DSUs were redeemable (December 31, 2025 - 2,689).

14

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Employee Restricted Share Units

During the three months ended March 31, 2026, 44,566 ERSUs were granted, which will vest in three approximately equal instalments in January 2027, 2028 and 2029 and have an estimated weighted average fair value at the grant date of C$77.67 per ERSU; 281,753 ERSUs were settled; 464 DEUs were issued; and 3,435 ERSUs were forfeited.

As at March 31, 2026, 4,729 ERSUs were redeemable (December 31, 2025 - 14,561).

Employee Performance Share Units

During the three months ended March 31, 2026, 66,847 EPSUs were granted, which will vest in January 2029 and have an estimated weighted average fair value at the grant date of C$111.77 per EPSU; 39,045 EPSUs vested as a result of the performance factor adjustment upon vesting of the 2023 EPSUs; 319,932 EPSUs were settled; 1,301 DEUs were issued; and 5,131 EPSUs were forfeited.

As at March 31, 2026, nil EPSUs were redeemable (December 31, 2025 - nil).

The following is a summary of the weighted average assumptions used in the Monte Carlo simulation model for EPSUs granted during the three months ended March 31, 2026 and 2025:

	Three Months Ended
	March 31, 2026	March 31, 2025
Risk-free interest rate	2.89%	3.06%
Expected share price volatility	47%	49%
Expected life of units (in years)	2.93	2.95
Annual dividends	0%	0%
Estimated forfeiture rate	3%	3%

Stock Option Plans

Torex SO Plan

During the three months ended March 31, 2026, no common shares were issued from the exercise of stock options (“Options”) (three months ended March 31, 2025 - 13,126 common shares were issued from 24,707 Options). As at March 31, 2026, no Options were outstanding and exercisable under the Torex SO Plan (December 31, 2025 - nil). The Torex SO Plan was terminated, as all previously outstanding Options were exercised or expired in March 2025.

No Options exercised were exercised under the Torex SO Plan’s cashless exercise option (three months ended March 31, 2025 - 24,707). The weighted average share price at the date of exercise of Options exercised during the three months ended March 31, 2026 was C$nil (three months ended March 31, 2025 - C$37.46).

Legacy SO Plan

On October 22, 2025, Torex acquired Prime Mining, which resulted in adjustments to the stock options assumed pursuant to the Prime Mining acquisition (Note 5). An option holder is entitled to receive 0.060 of a Torex Share for each Prime Mining Share that was issuable upon the exercise of such stock options assumed pursuant to the Prime Mining acquisition (rounded down to the nearest whole number). As at March 31, 2026, the remaining term of the stock options assumed pursuant to the Prime Mining acquisition do not exceed one year.

15

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Based on the number of outstanding stock options assumed pursuant to the Prime Mining acquisition as at March 31, 2026, there were 138,212 Torex Shares issuable upon the exercise of such options (year ended December 31, 2025 - 281,048). During the three months ended March 31, 2026, 138,036 Torex Shares were issued (year ended December 31, 2025 - 73,995) and 4,800 stock options assumed pursuant to the Prime Mining acquisition were cash settled (year ended December 31, 2025 - 3,600) from 142,836 stock options assumed pursuant to the Prime Mining acquisition being exercised (year ended December 31, 2025 - 77,595).

The weighted average share price at the date of exercise of stock options assumed pursuant to the Prime Mining acquisition exercised during the three months ended March 31, 2026 was C$71.68 (year ended December  31, 2025 - C$59.40).

NOTE 14. DERIVATIVE CONTRACTS

The following table shows the fair value of derivative contracts and their classification in the Condensed Consolidated Interim Statements of Financial Position as at March 31, 2026 and 2025:

	Classification	Fair Value as at March 31, 2026	Fair Value as at December 31, 2025
Currency contracts	Current assets	$0.8	$0.3
QP Hedges	Current assets	10.1	—
Currency contracts	Non-current assets	0.1	—

Total derivative assets		$11.0	$0.3

Currency contracts	Current liabilities	$0.1	$—
QP Hedges	Current liabilities	—	8.5
Currency contracts	Non-current liabilities	0.7	—

Total derivative liabilities		$0.8	$8.5

Gold Contracts

During the three months ended March 31, 2026, the Company did not enter into gold contracts (In January 2025, the Company entered into gold put options for a premium of $4.7 to sell 155,000 ounces of gold between January 2025 and December 2025 at a strike price of $2,500 per ounce).

As at March 31, 2026, the Company did not have any gold put options outstanding (December 31, 2025 - nil).

Currency Contracts

Foreign Exchange Zero-Cost Collars

During the three months ended March 31, 2026, the Company did not enter into any additional foreign exchange zero-cost collars (year ended December 31, 2025 - the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican pesos (“MXN”) between January 2026 and September 2027 for a total notional value of $21.0, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1)

As at March 31, 2026, the outstanding MXN/USD foreign exchange collar contracts had a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1 to settle a notional value of $18.0 between April 2026 and September 2027 (December 31, 2025 - weighted average put strike (floor) rate of

16

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1 to settle a notional value of $21.0 between January 2026 and September 2027).

The table below provides a summary of the foreign exchange collar contracts outstanding by maturity as at March 31, 2026:

	Average Put Strike (Floor) Rate (MXN/USD)	Average Call Strike (Ceiling) Rate (MXN/USD)	Notional Value	Fair Value as at March 31, 2026
Less than 1 year	18.50	20.20	$12.0	$0.4
1 - 2 years	18.50	20.20	6.0	0.1

			$18.0	$0.5

Foreign Exchange Forwards

During the three months ended March 31, 2026, the Company entered into foreign exchange forward contracts to purchase MXN 3,947.2 million for $218.0 between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.11:1 (year ended December 31, 2025 - nil).

As at March 31, 2026, the outstanding MXN/USD foreign exchange forward contracts had a weighted average MXN/USD foreign exchange rate of 18.31:1 to purchase MXN 2,325.0 million for $127.0 between April 2026 and December 2027 (December 31, 2025 - nil).

The table below provides a summary of the foreign exchange forward contracts outstanding by maturity as at March 31, 2026:

	Average Foreign Exchange Rate (MXN/USD)	Notional Value	Fair Value as at March 31, 2026
Less than 1 year	18.29	$100.0	$0.4
1 - 2 years	18.36	27.0	(0.8)

		$127.0	$(0.4)

QP Hedges

The Company enters into QP Hedges to mitigate exposure to price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under certain of the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they are classified as financial instruments measured at fair value through profit and loss, with changes in fair value recognized in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the period in which they arise.

Given pricing elections by certain customers, during the three months ended March 31, 2026, the Company entered into QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment (year ended December 31, 2025 - the Company entered into QP Hedges on 546,620 ounces of silver and 4,945 tonnes of copper to achieve this price). The fair value of the QP Hedges as at March 31, 2026 was an asset of $10.1 (December 31, 2025 - liability of $8.5).

17

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The table below provides a summary of the QP Hedges outstanding as at March 31, 2026:

	Volume Hedged	Weighted Average Floating Price of QP Hedges	Maturity
Payable gold	17,500 oz	$4,816.56 /oz	June 2026
Payable silver	460,870 oz	$71.60 /oz	April to June 2026
Payable copper	3,895 t	$12,027.75 /t	April to May 2026

Derivatives arising from gold forward contracts, foreign exchange collar and forward contracts and QP Hedges are intended to manage the Company’s risk management objectives associated with changing market values. These derivatives have not been designated as hedges. Changes in the fair value of these derivative contracts are recognized as a derivative (gain) loss, net in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

The following table shows the gains on derivative contracts during the three months ended March 31, 2026 and 2025:

	Three Months Ended
	March 31, 2026	March 31, 2025
Unrealized gain on gold contracts	$—	$(0.2)
Unrealized loss (gain) on currency contracts	0.1	(3.0)
Unrealized gain on QP Hedges	(21.3)	—
Realized loss on gold contracts	—	0.8
Realized gain on currency contracts	(0.4)	(0.4)
Realized loss on QP Hedges	14.4	—

	$(7.2)	$(2.8)

18

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 15. EARNINGS PER SHARE

Earnings per share was calculated using the weighted average number of common shares outstanding for the three months ended March 31, 2026 and 2025 as follows:

Note	Three Months Ended
March 31, 2026	March 31, 2025
Net income	$207.5	$39.0
Gain on remeasurement of share-based payments	13	—	—

Net income, net of gain on remeasurement of share-based payments	$207.5	$39.0

Basic weighted average shares outstanding	95,313,769	86,125,855
Weighted average shares dilution adjustments:
Options	—	9,957
RSUs	128,454	189,873
ERSUs	174,541	284,378
EPSUs	347,097	716,836
Stock options assumed pursuant to the Prime Mining acquisition	4,957	—
Warrants assumed pursuant to the Prime Mining acquisition	1,234	—

Diluted weighted average shares outstanding	95,970,052	87,326,899

Earnings per share[1]
Basic	$2.18	$0.45
Diluted	$2.16	$0.45

1.	As DSUs are only cash-settled, they are excluded in the calculation of both basic and diluted earnings per share.

The following is a summary for the three months ended March 31, 2026 and 2025 of the Options, RSUs, ERSUs, EPSUs, stock options assumed pursuant to the Prime Mining acquisition, and warrants assumed pursuant to the Prime Mining acquisition excluded in the diluted weighted average number of common shares outstanding, as their exercise or settlement would be anti-dilutive in the earnings per share calculation:

	Three Months Ended
	March 31, 2026	March 31, 2025
Options	—	—
RSUs	—	—
ERSUs	43,711	102,054
EPSUs	—	186,759
Stock options assumed pursuant to the Prime Mining acquisition	87,749	—
Warrants assumed pursuant to the Prime Mining acquisition	—	—

	131,460	288,813

19

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in Non-cash Operating Working Capital

	Three Months Ended
	March 31, 2026	March 31, 2025
Trade receivables	$20.3	$13.0
Value-added tax receivables, net	(1.7)	4.4
Inventory	2.6	(9.7)
Prepaid expenses and other current assets	0.3	(0.5)
Accounts payable and accrued liabilities	14.1	0.6

Changes in non-cash operating working capital	$35.6	$7.8

NOTE 17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, derivative contracts, debt, and lease-related obligations. Other than the derivative contracts and trade receivables related to copper sales, these financial instruments are recorded at amortized cost in the Condensed Consolidated Interim Statements of Financial Position. The fair values of these financial instruments, excluding debt and lease-related obligations, approximate their carrying values due to their short-term maturity.

The derivative contracts and trade receivables related to copper sales are recorded at fair value and revalued through income at the end of each reporting period and are classified as Level 2 within the fair value hierarchy. The fair value of derivative contracts is estimated using a combination of quoted prices and market-derived inputs. The fair value of trade receivables related to copper sales is estimated using the forward price based on when the sale is expected to settle in final.

There were no amounts transferred between levels of the fair value hierarchy during the three months ended March 31, 2026 and the year ended December 31, 2025.

NOTE 18. SEGMENTED INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company’s chief operating decision-maker (“CODM”). The operating segment results are reviewed by the CODM in order to make decisions about resources to be allocated to the segment and to assess performance. The Chief Executive Officer, as the Company’s CODM, reviews financial information and allocates resources on a consolidated basis. Following the acquisitions of Reyna Silver on August 20, 2025 (Note 4) and Prime Mining on October 22, 2025 (Note 5), the Company’s primary business activity continues to be the operation of the Morelos Complex in Mexico where all revenues originate. As a result, for the three months ended March 31, 2026, the Company considers its reportable operating segment to be the Morelos Complex. The Company separately recognizes the non-operating segment, Corporate and Other, which includes corporate and other non-operating assets engaged in pre-development exploration and evaluation activities (including Reyna Silver and Prime Mining) that do not pertain directly to the operating segment.

For the three months ended March 31, 2025, the Company operated a single reportable operating segment, and amounts disclosed in the consolidated financial statements also represented segment amounts. Segmented information for the prior period was restated for comparative purposes to reflect the Morelos Complex and Corporate and Other as separate segments.

20

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following tables summarize information relating to the Company’s reportable segments as reviewed by the CODM for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31, 2026
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$538.5	$0.8	$539.3
Cost of sales
Production costs	151.0	0.3	151.3
Royalties	19.0	—	19.0
Depreciation and amortization	56.4	—	56.4

Earnings from mine operations	$312.1	$0.5	$312.6
General and administrative expenses	—	11.5	11.5
Exploration and evaluation expenses	5.9	2.7	8.6

	$5.9	$14.2	$20.1

Derivative gain, net			(7.2)
Finance costs and other, net			2.7
Foreign exchange gain			(1.9)

			$(6.4)

Income before income taxes			$298.9

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

21

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

	Three Months Ended March 31, 2025
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$170.0	$—	$170.0
Cost of sales
Production costs	56.2	—	56.2
Royalties	6.0	—	6.0
Depreciation and amortization	31.9	—	31.9

Earnings from mine operations	$75.9	$—	$75.9
General and administrative expenses	—	16.4	16.4
Exploration and evaluation expenses	5.4	—	5.4

	$5.4	$16.4	$21.8

Derivative gain, net			(2.8)
Finance costs and other, net			2.6
Foreign exchange loss			0.8

			$0.6

Income before income taxes			$53.5

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

22

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following tables summarize total assets and total liabilities by reportable segments as at March 31, 2026 and December 31, 2025:

	As at March 31, 2026
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Total assets[2]	$2,520.5	$485.3	$3,005.8
Total liabilities	455.9	31.0	486.9

	As at December 31, 2025
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Total assets[2]	$2,527.9	$497.5	$3,025.4
Total liabilities	528.4	70.4	598.8

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.
2.	Total assets primarily relate to property, plant and equipment (Note 8).

NOTE 19. COMMITMENTS

Purchase Commitments

As at March 31, 2026, the total purchase commitments are as follows:

	As at March 31, 2026
	Less Than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years	Total
Operating commitments[1]	$283.7	$197.3	$15.3	$—	$496.3
Capital commitments[1]	83.4	16.5	1.1	—	101.0

	$367.1	$213.8	$16.4	$—	$597.3

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at March 31, 2026, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at March 31, 2026 is $73.1 relating to the power purchase agreement.

Morelos Complex Royalties

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the three months ended March 31, 2026, the Company paid $11.7 for the 2.5% royalty relating to the fourth quarter of 2025

23

Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

(three months ended March 31, 2025 - $6.6 relating to the fourth quarter of 2024). As at March 31, 2026, the Company accrued $14.3 for the 2.5% royalty relating to the first quarter of 2026 (December 31, 2025 - $11.6 relating to the fourth quarter of 2025).

The Company is subject to a mining tax of 8.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 1.0% on sales of gold, silver and platinum. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. The mining tax is considered an income tax for the purposes of IFRS Accounting Standards. In March 2026, the Company paid $64.6 in respect of the 8.5% and 1.0% mining tax and royalty for 2025 (paid in March 2025 - $39.4 for 2024). As at March 31, 2026, the Company had accrued $25.5 and $4.7 for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2027 (December 31, 2025 - $53.6 and $12.0, respectively).

24

Torex Gold Resources Inc. | TSX: TXG